

July 1, 2014

Via E-mail
Paul Watson
President and Chief Executive Officer
OBJ Enterprises, Inc.
1707 Post Oak Blvd. Suite 215
Houston, TX 77056

>   **Re: OBJ Enterprises, Inc.**
>   **Preliminary Information Statement on Schedule 14C**
>   **Filed June 23, 2014**
>   **File No. 000-55080**

Dear Mr. Watson:

We have reviewed the above-referenced filing, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Authorized Share Increase

1.   We note your disclosure that you have plans to issue additional shares of common stock in the future. Please tell us in your response letter whether you have entered into any agreements or currently have any plans, proposals, or arrangements to issue any of the newly available authorized shares of common stock. If you have no such plans or agreements, please include a statement to this effect in your information statement.

Staggered Board Approval

2.   Please state whether director vacancies that occur during the year may be filled by the board to serve only until the next annual meeting, or whether they may be filled for the remainder of the full term. See Instruction 1 to Item 19 of Schedule 14A applicable to you per Item 1 of Schedule 14C.

If you have questions or comments please contact Luna Bloom, Staff Attorney, at (202) 551-3194, or in her absence, the undersigned at (202) 551-3457.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel